UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                            SMALL BUSINESS ISSUERS
      UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                 Global Entertainment Holdings/Equities, Inc.
                (Name of Small Business Issuer in its charter)

          Colorado                                      47-0811483
(State or other jurisdiction                (IRS Employer Identification Number)
of incorporation or organization)


6235 South  90th Street, Omaha, NE 68127                (402) 331-3189
(Address of principal executive offices)          (Issuer's Telephone Number)




      Securities to be registered pursuant to section 12 (b) of the Act:


Title of each class to be registered:	Name of each exchange on which each
                                        class is to be registered:



      Securities to be registered pursuant to section 12 (g) of the Act:

Title of each class to be registered:	Name of each exchange on which each
                                        class is to be registered:

            Common stock

                 Global Entertainment Holdings/Equities, Inc.




                                  FORM 10-SB
                              TABLE OF CONTENTS


ITEM 1.   DESCRIPTION OF BUSINESS                                             3
1:1 Forward-looking Statements                                                3
1:2 Company Description                                                       4
1:3 Products and Services                                                     5
1:4 Growth Strategy                                                           6
1:5 Technology                                                                7
ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION           8
2:1 Results of Operations                                                     8
2:2 Liquidity and Capital Resources                                          10
2:3 Impact of Inflation                                                      10
2:4 Contingencies                                                            10
2:5 Year 2000 Risks                                                          10
ITEM 3.   DESCRIPTION OF PROPERTY                                            12
ITEM 4.   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS      12
4:1 Security Ownership of Certain Beneficial Owners and Management           12
ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS                                   13
5:1 Officers and Directors                                                   13
ITEM 6.   EXECUTIVE COMPENSATION                                             15
ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                     15
ITEM 8.   LEGAL PROCEEDINGS                                                  16
ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS           17
ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES                            18
ITEM 11.  DESCRIPTION OF SECURITIES                                          19
11:1 Common Stock                                                            19
11:2 Preferred Stock                                                         20
11:3 Dividends                                                               20
ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS                          21
ITEM 13.  FINANCIAL STATEMENTS                                               22
ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                      22
ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS                                  22

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ITEM 1.   DESCRIPTION OF BUSINESS

1:1 Forward-looking Statements

This Registration Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in Section 21E of the Exchange Act.

Global Entertainment Holdings/Equities, Inc. (the "Company") was incorporated in the State of Colorado as Masadi Resources, Inc. ("Masadi"), on July 10, 1997.
On February 10, 1998, Masadi filed with the State of Colorado, Articles of Amendment to its Articles of Incorporation and changed its name to International Beverage Corporation. On August 27, 1998, pursuant to a Merger Agreement, International Beverage Corporation merged into Global Entertainment Holdings/ Equities, Inc. (Global). International Beverage Corporation became the surviving corporation and on August 27, 1998, changed its name to Global Entertainment Holdings/Equities, Inc. which is now known as the Company.

On June 30, 1998, Global, entered into an Agreement of Purchase and Sale whereby Global acquired 100% of the issued and outstanding shares of Interactive Gaming and Wagering NV, a Netherlands Antilles Corporation and is currently a wholly owned subsidiary of the Company. Interactive Gaming and Wagering, was incorporated in Curacao, Netherlands, Antilles on May 19, 1997, and is engaged in the business of conception of software programs for the gaming and wagering industry.

Masadi's purpose for incorporation was to pursue its business activity in the oil and gas exploration and production business within the geographical boundaries of the North American Continent with emphasis on the Continental United States. On November 15, 1997, Masadi's shareholders voted to change its business direction and pursue opportunities in the Beverage Industry and on February 10, 1998, changed its name to International Beverage Corporation. Pursuant to the change in business direction, International Beverage Corporation entered into a Purchase and Sale Agreement with Beverage Source Worldwide, Inc. whereby Beverage Source Worldwide, Inc. became a wholly owned subsidiary. The Purchase and Sale Agreement with Beverage Source Worldwide, Inc. was subsequently rescinded for non-performance by International Beverage Corporation and Beverage Source Worldwide, Inc.

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International Beverage Corporation began trading on the OTC Bulletin Board on
March 18, 1998, under the symbol "IBVC". The Company, to better reflect its name change to Global Entertainment Holdings/Equities, Inc., changed its trading symbol on September 9, 1998, to "GAMM".

1:2 Company Description

The Company's stock is presently traded on the Over The Counter Bulletin Board under the trading symbol "GAMM". The Company is a holding company that concentrates its efforts in the area of Internet related companies, with special attention to the online gaming software sector. The Company provides financial advisory services, including; mergers and acquisitions, capital investment and general investment banking services to emerging Internet related companies. Currently, the Company owns 100% of the issued and outstanding stock of Interactive Gaming and Wagering (IGW) and as of the September 20, 1999, acquired 100% of the issued and outstanding stock of Prevail Online, Inc. a Colorado Corporation with principal offices in San Francisco, CA.

IGW is the Company's wholly owned subsidiary and is engaged in the development, licensing and hosting of proprietary Internet gaming software. IGW's corporate Website is www.interactive-gaming.com. IGW offers a turnkey service solution to its software licensees, including online casino and sportsbook software, 800 call center sportsbook software, Website development and hosting, training, gaming license consulting, facilities and telecommunications management. Beginning in November of 1997, IGW has been engaged in testing and implementation of its proprietary online sportsbook software through its initial software licensee- www.VIPsports.com.

At June 30, 1998, IGW completed the testing and implementation of its proprietary online sportsbook software also through www.VIPsports.com. As a result, www.VIPsports.com has experienced significant business growth, which can be directly attributed to the successful testing, and implementation program provided by IGW.

As of the date of this Registration Statement, IGW has entered into licensing contracts with several software licensees for its gaming software. The following is a current list of the Company's ten fully operational software licensee Websites.

1. www.vipsports.com
2. www.vipcasinos.com
3. www.5cardcharlie.com
4. www.fairdealsports.com
5. www.fairdealcasino.com
6. www.gamedaycasino.com
7. www.gamedaysportsbook.com
8. www.wssbcasino.com
9. www.wallstreetsuperbook.com
10. www.fivecardcharlie.com

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Prevail Online, Inc.

At September 20, 1999, the Company completed an agreement of purchase and sale for the purchase and acquisition of 100% of the issued and outstanding stock of Prevail Online, Inc., ("Prevail") a Colorado Corporation with its principle office in San Francisco, CA. Pursuant to the terms of the acquisition, the Company conducted a tax-free exchange of 163,500 shares of its common stock for 100 % of the issued and outstanding shares of Prevail. Prevail will operate as a wholly owned subsidiary of the Company.

Prevail operates three independent online services that attract consumers with a combination of highly focused content and superior marketing techniques which has made its sites among the most popular on the Web. Prevail Online's services deliver gaming directory information through its Website www.wheretobet.com, real time sports gaming news and statistics through www.thesportsdaily.com, and mainstream online wagering information via www.netbet.org.

1:3 Products and Services

Through its wholly owned subsidiaries, the Company develops and provides its software products, Web publishing services and Web hosting services to the independent licensees. To its licensees, the Company provides:

Set-up

1. Assistance in procuring of initial Internet gaming license with their governing body.
2. Concept development and design of virtual casino "theme.".
3. Customization and system integration.
4. Hosting of servers.
5. Assistance in procuring secure electronic funds transfer capabilities and monitoring of all funds flow.

Software Features

1. Real-time functionality.
2. All odds making rules and calculations.
3. Advanced graphical user interface for enhanced visual and audio effects.
4. Preservation and analysis of all gaming data, including win/loss, game preferences and monitoring of player activities.
5. Accurate reporting of return on advertising Investment to optimize marketing resources.
6. Provision of credit card processing e-commerce and other banking services.

Java Casino Games

IGW's Java games utilize the Java language to provide easily accessible online games to the Company's licensees' Websites. The cross-platform nature of Java makes it possible to play these games on all major operating systems, online, with no download requirements. IGW software


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currently provides four (4) casino style Java Games (Videopoker, Blackjack,
Roulette, slots) for players to wager on, with several additional Java games projected to be released throughout FY2000.

1:4 Growth Strategy

The development of telecommunications and the emergence of new technology have created opportunities to develop new, efficient and secure ways to deliver information and entertainment to consumers. The Company intends to capitalize on its technological niche and expertise to become a world leader in online gaming software systems. The Company's key strategic objectives are to: (i) continue supporting core holdings of Internet gaming software development and licensing; (ii) expand to other Internet markets, through acquisitions in the content and publishing markets; and (iii) pursue opportunities in e-commerce.

The Company intends to implement its business strategy by: (i) continuing to enhance its technology; (ii) seeking key strategic alliances and; (iii) developing brand name recognition through cross marketing and merchandising.

Expand Market Integration

The Company intends to capitalize on its technological niche and early market entry to capture a significant share of the Internet gaming software market. The Company believes it is well positioned to achieve this goal since it possesses the competitive advantage of being one of the first companies to license proprietary turnkey gaming software and has established sufficient initial quality brand recognition.

Maintain High Quality, Innovative Products and Services

The Company is focused on designing a gaming experience by using leading edge technology. Additionally, licensees may benefit from other methods of revenue generation, which traditional gaming machines cannot offer, such as advertising, data collection and user analysis.

Continue Technology Development

The Company has achieved its technological niche through the development of its proprietary software. Furthermore, the Company has made a strong commitment to continue research and development activities to enhance its software and to develop new applications for new markets. The Company will continue to use such methods to protect its technology and moderate competition from current and future entrants.

Sales and Marketing Strategy

The Company's sales and marketing are conducted through its Curacao offices and its Omaha, Nebraska headquarters. As of September 20, 1999, the sales and marketing team was comprised of six (6) sales and marketing professionals and technicians. The managers hired to date


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are experienced professionals with in-depth knowledge of Internet software and the gaming industries.

The Company is committed to maintaining a customer-driven organization and continues to aggressively recruit and train additional staff for the marketing department to assist the Company in achieving its sales goals.

Competitive Environment

The Company estimates that there are currently over 17 online gaming software developers and over 300 gaming Websites on the World Wide Web.

Competition in the gaming software development and licensing markets come from five primary segments:

1. Traditional Land-based Gaming
2. Internet Gaming
3. Electronic Gaming
4. Internet Service Providers
5. Other Entertainment / Media

The Company estimates the following list of companies represent the major competition in the licensing of Internet gaming software: Starnet
Communications, Microgaming, Atlantic International Entertainment, Ltd., Chartwell Technology, Inc., Cryptologic, Inc. and Boss Media AB.

1:5 Technology

Redundant High-Speed Network

IGW has constructed a transaction-oriented server hosting facility with the licensee in mind. Tightly integrated with the Internet connection, the server farm offers a dedicated, fully duplexed gateway into the global Internet. Taking advantage of newly implemented connectivity hardware and security software, the facility guarantees an unprecedented level of performance and availability. The system is composed of high speed Dell and Compaq servers and top of the line Cisco and Nokia networking equipment. The mission critical system components, such as the database and web servers, are fully fault tolerant, load-balanced, mirrored and redundant, which protects the licensees from failures due to malfunctioning equipment.

The highly scalable nature of IGW's system design makes provisioning for additional capacity seamless. The network monitoring and security staff tracks the system at all times to maintain constant awareness of the system's operating parameters. New equipment and bandwidth will be procured as necessary to compensate for increased activity or anticipated peak demands.

The high quality Internet connection at IGW's network facility in Curacao is provided by Antelecom and Teleglobe and contributes to responsive game play and uptime for the licensees.


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Each gaming transaction is stored on a database that is replicated for redundancy and backed up online to prevent data loss.

In addition to IGW's digital network serving gaming content for its licensees, the Company uses a state of the art proprietary e-commerce solution that provides a high level of security and integrity for transmission of funds over the Internet. IGW uses Secure Sockets Layer (SSL) to encrypt and protect transmission of sensitive data like credit card information.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

2:1 Results of Operations

General

The Company derives its revenues principally from its wholly owned subsidiary Interactive Gaming Wagering, NV. (IGW) which develops and licenses software. IGW licenses its gaming software to third parties for a set up fee and monthly maintenance fees and royalties.

Through research and development in the past four years, the Company identified the opportunity of offering proprietary software and related services to online gaming operators and successfully launched its first licensee in November 1997. The Company encourages its licensee's to target only customers in countries that regulate online gaming. Currently, there are several countries which support the online gaming industry through regulation and/or taxation, including; such nations as Sweden, Finland, Australia, Germany, Liechtenstein, the Netherlands Antilles, Dominica and Antigua.

Since the beginning of fiscal 1999, revenues from all components of the software licensing business, which include software licensing, Website services and software licensing royalties have undergone tremendous growth and generated revenues of $1,226,000, representing 125% of the total revenues for the twelve months ended December 31, 1998.

The following tables set forth selected information from the statements of operations and balance sheets for the twelve months ended December 31, 1998, and for purposes of a mid year audit, selected information includes statements of operations and balance sheets for six months ending June 30, 1999.

Selected Statement of Operations Information

                                    For the Year Ended      For Six Months Ended
                                    December 31, 1998          June 30, 1999

Total Revenues                          $980,563                 $1,248,968
Total Expenses                           635,380                    775,764
Income (Loss) From Operations            345,183                    473,204
Total Other Income (Expense)            (623,762)                   (69,472)
Net Profit (Loss)                       (278,579)                   403,732


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Selected Balance Sheet Information

                                    For the Year Ended      For Six Months Ended
                                    December 31, 1998          June 30, 1999

Total Current Assets (Deficiency)       $1,088,155               $1,785,556
Total Current Liabilities                  218,767                  368,649
Total Property & Equipment                  62,923                  688,153
Total Liabilities                          272,235                  698,926
Total Other Assets                         280,424                  308,790
Total Assets                             1,431,502                2,782,499
Net Shareholders' Equity                 1,159,267                2,083,573

The Company's revenues increased 27% to $1,248,968 for the six months ended June 30, 1999 as compared to $980,563 for the twelve months ended December 31, 1998.

The growth is primarily due to additional revenues generated from software licensing, and Website services for licensees. Revenue from software licensing, which is the significant income source, accounts for 100% of the total revenues for the six months ended June 30, 1999. At June 30, 1999, the Company had entered into agreements with 6 licensees and as of September 20, 1999, the Company supports 10 fully operational licensee Websites.

As the industry matures and the quality of the Company's gaming software is proven within the industry, the Company expects to be able to attract approximately one to two new licensees per month in the next fiscal year.

Operating expenses were $635,380 for the twelve months ended December 31, 1998 and $775,764 for the six months ended June 30, 1999. As a percentage of revenues, operating expenses decreased from 65% to 62% as a result of substantial revenue growth and efficiencies gained as the Company handled a greater level of activity.

Income from operations for the twelve months ended December 31, 1998 was $345,183, excluding a one time extraordinary write off of impaired assets (Note #3) as compared to $473,204 for the six months ended June 30, 1999. The growth was primarily the result of an increase in revenues from software licensing.

The Company expects licensing revenues to continue to grow as more licensees commence operations and royalties from the licensee's Internet gaming operations increase.

Tax expense for the twelve months ended December 31, 1998 was $0, as compared to $58,140 for the six months ended June 30, 1999. The majority of the Company's income is generated


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from IGW in Curacao, which is subject to U.S. federal income tax when it exceeds the taxes required in Curacao.

2:2 Liquidity and Capital Resources

At June 30, 1999, the Company had $232,571 in cash and cash equivalents, as compared to $122,422 at December 31, 1998. The increase in cash balance is mainly a result of the increased operating profits and financing activities.

Working capital at June 30, 1999 increased to $1,416,907 as compared to $869,388 at December 31, 1998. Accounts receivable at June 30, 1999 increased to $1,384,507 as compared to $962,249 at December 31, 1998. The majority of the receivables are from new licensees that were offered an installment payment plan on the initial licensing fees and from operating licensees, which have a 30-day term agreement for royalties.

Net cash generated from operating activities for the six months ended June 30, 1999 increased to $212,027 as compared to a net use of $383,494 for the twelve months ended December 31, 1998. The increase in cash from operations was primarily due to the write off of impaired assets of $670,844 at December 31, 1998 year-end and the increase in revenues.

Net cash used for investing activities for the six months ended June 30, 1999 was $764,310 as compared to $589,175 for the twelve months ended December 31, 1998. The increase was primarily due to increase in purchases of computer equipment. Net cash provided by financing activities for the six months ended June 30, 1999, was $668,780, as compared to $965,579 for the year ended December 31, 1998. The decrease was primarily due to the Company's decision not to issue any additional equity securities.

2:3 Impact of Inflation

The Company believes that inflation has not had a material effect on its past business.

2:4 Contingencies

The Company is not the subject of any lawsuit, except that which is indicated in note #3 in the consolidated financial statements.

2:5 Year 2000 Risks

Currently, many computer systems, hardware and software products are coded to accept only two digit entries in the date code field and, consequently, cannot distinguish 21st century dates from 20th century dates. The interactions between various software and hardware platforms often rely upon the date coding system. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to function properly after the turn of the century. The Company, its licensees and suppliers are reliant on computers and related automated systems for daily business operations.


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Failure to achieve at least a minimum level of Year 2000 systems compliance by both the company and its suppliers would have a material adverse effect on the Company.

The Company has completed the process of identifying computer systems that could be affected by the Year 2000 issue as it relates to the Company's internal hardware and software, as well as third parties that provide the Company with goods or services. Three categories or general areas have been identified for review and analysis:

1. Systems providing licenses services. These include hardware and software systems that are used to provide services to the Company's customers in the form of Internet connectivity, e-mail servers, authentication servers, gaming servers, database servers, etc. Hardware in the form of routers and switches are also included in this area.

2. Third party vendors providing critical services including circuits, hardware, long distance Internet connectivity and related products. These include telco providers, suppliers of routers, modems, switches, odd feeds, etc.

3. Critical internal systems that support the Company's administrative systems for billing and collecting, general accounting systems, computer networks, and communication systems.

The Company has completed its Year 2000 compliance review and testing. In regards to Item (1) listed above, systems providing customers services, the Company's critical existing systems are no more than one year old and none of these systems have Year 2000 problems. These systems have been inventoried and a systems test has been completed. Many of the critical systems have been migrated to new hardware and software platforms to increase reliability and capacities. All newly acquired hardware systems, operating systems, and software are required to have vendor certification for Year 2000 compliance.

In regard to Item (2) above - third party products and services - the Company's significant vendors are large public companies such as; Sun Microsystems, Microsoft, Oracle, Cisco, etc. These companies are all under SEC mandates to report their compliance in all publicly filed documents. The Company has initiated a compliance review program with these vendors during the first full quarter of 1999 and will continue to track progress of all critical vendors for compliance.

Item (3) above, critical internal systems, relates to internal systems for company administrative and communications requirements.

Additionally, the Company has tested the existing systems for Year 2000 compliance. It has been determined that the existing billing and billing presentment systems are Year 2000 compliant.

Based on growth, the Company plans to implement new hardware platforms and software systems that should be Year 2000 compliant and therefore costs specifically allocated to Year 2000 compliance may not be significant, and have not been significant to date.

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The nature of the Company's business makes it dependent on computer hardware, software, and operating systems that are susceptible to Year 2000 issues. Failure to attain at least minimum levels of Year 2000 compliance would have a material adverse effect on the Company's ability to deliver services.

The Company believes that its banking relationships, and transfer agent are Year 2000 Compliant. Should any of these third party vendors not be Year 2000 Compliant, the Company will experience little to no adverse material impact on its cash flow or prohibit its ability to continue operations.

ITEM 3.   DESCRIPTION OF PROPERTY

The Company's principal offices are located at 6235 S. 90th Street, Omaha, Nebraska 68127. The Company currently leases 2,000 sq. ft. from 90th Street. The lease is for a period through February 28, 2004 at a rate of $1,300 per month and adjusts upward to $1,500 in the year 2004.

ITEM 4.   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

4:1 Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer of the Company and (iii) all directors and officers as a group:

Name and Address of
Beneficial Owner                     Shares owned Beneficially(1)        % Owned

Bryan Abboud(2)(4)                            2,786,700                    29%
Steve Abboud(4)                                 411,429                     4%
Joann Abboud(4)                                 569,760                     6%
Masadi Financial(5)                             582,900                     6%
Shining Star(3)                               1,622,358                    17%
Thomas Hawkins                                    3,000                 .0003%
Officers, Directors and 5%
shareholders as a group (5 in number)         5,976,147                    62%

Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.


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Note (2) No officer, director or security holder listed above owns any warrants, options or rights, with the exception of Mr. Bryan Abboud, who has options to purchase an additional 78,939 shares of the Company's common stock. (See "Certain Relationships and Related Transactions.")
Note (3) Mr. Steve Abboud is a principal beneficial owner of 88% of the voting stock of Shining Star and Mr. Bryan Abboud is a principal beneficial owner of 12% of the voting stock of Shining Star.
Note (4) Bryan Abboud and Steve Abboud are brothers and Joann Abboud is the mother of Bryan and Steve Abboud.
Note (5) Mr. Gene Abboud is the principal and beneficial owner of 50% of the voting stock of Masadi Financial and is a second cousin of Bryan and Steve Abboud.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

5:1 Officers and Directors

Name                            Age                     Position
Steven Abboud(1)                35              Director, President/CEO
Bryan Abboud(1)                 29              Director, Chairman/Treasurer
Thomas Hawkins                  48              Secretary

(1)  These persons may be deemed "promoters" of the Company as that term is
defined under the   Securities Act of 1933, as amended, and the rules and
regulations promulgated thereunder.

All Directors of the Company will hold office until the next annual meeting of shareholders of the Company or until successors are duly elected and qualified.

The Officers of the Company are elected by the Board of Directors at the first meeting after each annual meeting of the Company's shareholders, and hold office until their death, or until they shall resign or have been removed.

STEVEN ABBOUD: Mr. Steven Abboud is a co-founder of Global Entertainment Holdings/Equities, Inc. (GAMM) and since its inception has been a Director and President of the Company. With his expertise in investment banking, Mr. Abboud has been able to bring the Company from a position of insolvency in June of 1998 to a current equity value of approximately $2.0 million and a market capitalization of $30 million. Mr. Abboud has been instrumental in providing equity and debt financing, audit coordination and cost accounting to Interactive Gaming and Wagering (IGW), a wholly owned subsidiary of the Company. Over the past decade, Mr. Abboud has been responsible for numerous venture capital fund raising activities, public and private offerings, financial consulting, investor relations, mergers and acquisitions, and various other investment banking services. He has established multiple contacts in the field of investment banking. He also serves as a financial consultant to Masadi Financial Services, Inc., Camelot Investments Inc., and Shining Star Investments Inc. Mr. Abboud founded Shining Star Investments Inc. in 1989 where he holds the positions President and Director. Prior to this, Mr. Abboud co-founded and managed Vista International, a consumer electronics import/export mail


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order distribution center.  Mr. Abboud received his Bachelor of Science in
Finance from Arizona State University.

BRYAN ABBOUD: Mr. Bryan Abboud is a co-founder and has been a Director and Chairman of the Board of Directors of the Company since September of 1998, and is the founder of Interactive Gaming & Wagering, N.V. (IGW), a wholly owned subsidiary of Global Entertainment Holdings/Equities, Inc. Mr. Abboud also is a co-founder and current board member of the Interactive Gaming Council, the online gaming industry's premier trade association. During the past three years, he has assembled personnel, arranged financing, and led the company into the Internet Gaming Software Industry. Prior to founding IGW, Mr. Abboud was involved for six years in upper management of a start-up company in the high-tech consumer electronics industry. As Senior Vice President and a board member of Multi-Vision Electronics, Mr. Abboud increased company sales 200%, represented his company at trade shows, created strategies and managed all persons in sales, public relations and graphic design. Mr. Abboud also served as Vice President of Marketing and co-founder of Vista International, where he was responsible for all U.S. sales, advertising and promotions. Mr. Abboud successfully created and implemented marketing and public relation strategies for Vista International focusing on both the consumer and the industry. Mr. Abboud earned a Masters in International Management at the American Graduate School of International Management (Thunderbird). He also received a Bachelor of Science Degree in Commerce accelerating in Marketing, at Santa Clara University and attended Sup de Co in Rouen, France.

THOMAS HAWKINS: Mr. Thomas Hawkins has been the Corporation Secretary since June of 1999. Mr. Hawkins has had twenty years experience in Investment Banking, and Financial Business Consulting and has participated in raising debt and equity venture capital for start-up to small business concerns through private placements and public offerings. Currently, Mr. Hawkins is employed as a small business financial consultant for both private and public companies. In such capacity, he organizes and works with client companies in preparing and conducting their Annual and/or Special Shareholders Meetings, acts as Inspector of Election and Balloting and assists in the preparation of the minutes of the meetings. He is currently assisting Marina Capital, Inc. (a Utah corporation) and Beeper Plus, Inc., (a publicly traded Nevada corporation) in the development of their Proxy Statements for their scheduled Annual Shareholders Meetings. Mr. Hawkins has been responsible for pricing, negotiating and structuring private placement offerings and initial public offerings. He was a branch manager and stock-trader for Citiwide Securities, Inc. In addition, Mr. Hawkins was publisher for the Americana Corporate Finance Reporter, a national magazine focusing on corporate finance strategies for small to medium sized companies. Mr. Hawkins graduated from the University of Arizona with a BS Degree, in Business and Public Administration. He was a member of Tip O'Neil's National Democratic Speakers Club and has co-sponsored events surrounding the National Democratic Black Caucuses in Washington, D.C. Mr. Hawkins has also coordinated and conducted Investment Seminars.

Each outside Director receives no compensation for attending meetings of the Board of Directors and all Directors are reimbursed for out-of-pocket expenses incurred in connection with the Company's business.

ITEM 6.   EXECUTIVE COMPENSATION

Name and Principal                                 Other          Total
   Position            Year     Annual Salary   Compensation   Compensation
Steven Abboud
President/CEO          1999        $48,000             $0         $48,000
Bryan Abboud
Chairman/Treasurer     1999             $0             $0              $0
Thomas Hawkins
Corporate Secretary    1999         $1,200        $10,000         $11,200
                                               (Common Stock)

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Steve Abboud, President, CEO and Director of the Company, and Mr. Bryan Abboud, Chairman of the Board and Treasurer of Global Entertainment Holdings/ Equities, Inc. and President of Interactive Gaming & Wagering, NV, are brothers and are the principal beneficial owners of 88% and 12%, respectively, of the voting stock of Shining Star, a shareholder of the Company.

Mr. Gene Abboud, a shareholder of the Company is a second cousin to Mr. Steve Abboud and Mr. Bryan Abboud, and is the principal and beneficial owner of 50% of the voting stock of Masadi Financial, a shareholder of the Company.

Ms. Christina Stanger, a shareholder of the Company, is the beneficial owner of 50% of the voting stock of Masadi Financial, a shareholder of the Company.

On December 31, 1998, Mr. Steve Abboud, the President of the Company, loaned the Company $20,000 at an accrued interest of eight percent (8%) per annum.

On August 1, 1998, Mr. Bryan Abboud, the President of Interactive Gaming & Wagering, N.V. and Chairman of the Company, loaned to the Company $20,000 at an accrued interest of eight percent (8%) per annum.

Ms. Joann Abboud, a shareholder of the Company, is the mother to Mr. Steve Abboud and Mr. Bryan Abboud, and is the beneficial owner of the voting stock of Camelot Investments Inc., a shareholder of the Company. In addition, on July 1, 1997, Ms. Abboud by virtue of a Loan Agreement, loaned to Interactive Gaming & Wagering, NV, a wholly owned subsidiary of the Company, $75,000 at eight percent (8%) interest per annum. This loan is due on demand. On June 21, 1999, Ms. Abboud, by virtue of a Promissory Note, loaned the Company $225,000 with an interest rate of ten percent (10%) per annum, due August 1, 2000. In addition, Ms. Abboud received 2,000 shares of the Company's $.001 par value common stock for $2.00.

On July 21, 1998, Mr. James Zilligen, by virtue of a Subscription Lending Agreement with Stock Option "Kicker", loaned the Company $100,000 and as further inducement to make the loan, received an option to purchase 15,000 shares of the Company's $.001 par value common stock at a strike price of $1.25 per share. On October 20, 1998, Mr. Zilligen exercised his option by paying to the Company, $18,750.

ITEM 8.   LEGAL PROCEEDINGS

Pursuant to an Agreement of Purchase between Masadi Resources, Inc., and Beverage Source Worldwide) Inc., dated November 26, 1997, the Company issued 1,375,000 (pursuant to a three (3) for one (1) stock split) shares of its $.001 par value common stock in exchange for 1,500 shares of Beverage Sources Worldwide, Inc. At December 31, 1997, the Company had advanced to its subsidiary, Beverage Source Worldwide, Inc., $200,000 and in the early months of 1998 the Company advanced an additional $457,844 to Beverage Source Worldwide, Inc. Minutes of an Emergency Meeting of the Board of Directors of the Company dated April 2, 1998, noted that Beverage Source Worldwide, Inc. was without funds and was currently facing bankruptcy if the Company did not advance substantial working capital funds. On May 5, 1998, the Company filed a Complaint in the Superior Court of California, County of San Diego, alleging that from the closing of the Agreement of Purchase, officers and directors of Beverage Source Worldwide, Inc., had breached their respective duties, obligations and agreements with the Company, secreting and/or attempting to secret the Companies assets, moving, transferring, assigning conveying encumbrances, sequestering, using, disposing of, or shifting, any and all of the assets and property of the Company, wrongfully withdrawing monies from the Corporate bank accounts, misappropriating company funds, co-mingling the operating expenses and costs of International Beverage Corporation or its wholly owned subsidiary Beverage Source Worldwide, Inc., with independent business of the officers and directors named in the suit. Further, that the named defendant officers and directors engaged in an extensive pattern of discussion with various entities for the specific purpose of merging one or all of the said entities, without disclosing to such entities and their representatives that Beverage Source Worldwide, Inc., was a wholly owned subsidiary of International Beverage Corporation. In addition to the above general categories of the complaint, there are numerous specific allegations of Malfeasance and Breach of Fiduciary Duty. The complaint specifically intends that service of the summons and complaint serve as notice of rescission of the Agreement dated November 26, 1997. The Company believes that the courts will validate such rescission.

Because of the rescission action taken with the filing of the complaint on May 5, 1998, the Company has not presented consolidated financial statements with
Beverage Source Worldwide, Inc.   Further, the Company has made the assessment
that the rescission of the Agreement will be upheld by the Courts without adverse effect to the Company and has made provisions for impaired assets and collectability losses at approximately 90% of the face value of the amounts owed by Beverage Source Worldwide, Inc. This information is noted in the year-end December 31, 1998 audited financials statements.

The Company has filed suit in the Superior Court of California, County of San Diego. The suit names former officers and directors of International Beverage Corporation and Beverage Source Worldwide and seeks rescission of the acquisition of Beverage Source Worldwide, Inc., and damages in sums and amounts presently unknown, but not less than $1,000,000.

The defendants have filed a counter complaint alleging damage in amounts not less than $1,000,000.

The Company's Counsel has informally indicated that rescission and breach of fiduciary duty present the strongest and most beneficial approvals for the Company to pursue, as these causes of action offer both compensation and punitive or exemplary damage option.

Counsel has indicated that rescission is substantially more likely than not to occur and will not present any adverse effect to the Company. No estimate for the award of damages can be made at this time.

The Company is not a party to any other litigation and none is contemplated nor has any been threatened.

ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock currently trades on the NASD Over The Counter Bulletin Board under the symbol "GAMM". The Company's high and low trading price and volume for the past five (5) quarters are listed in the following table:

Quarterly GAMM Stock Trading Summary

Quarter                 High            Low             Close           Volume

3rd Quarter 1998       $6.50          $5.0625           $5.375          10,400
4th Quarter 1998       $13.125        $5.375            $8.125          83,800
1st Quarter 1999       $17.875        $6.25             $14.125        136,500
2nd Quarter 1999       $17.625        $10.125           $12.50          85,400
3rd Quarter 1999       $7.00*         $1.87*              NA               NA

* 3:1 forward stock split ex date August 23, 1999.

As of the date of this Registration Statement, the Company has outstanding options to purchase 225,000 shares of its $.001 par value common stock, at strike prices ranging from $0.33 to $4.00.

As of June 30, 1999, there were 8,937,651 shares of Common Stock considered to be restricted, pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

Holders of Record:

As of June 30, 1999, there were eighty-four (84) holders of record of the Company's Common Stock, and the number of beneficial holders was approximately four (4).

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES

As of June 30, 1999, the Company had 9,621,441 shares of its $.001 par value common stock issued and outstanding of which 8,918,151 shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and 703,290 shares were issued in transactions exempt by reason of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

On July 15, 1997, the Company issued to Mr. Michael A. Abboud 50,000 shares of Common Stock for consideration of $50.00 and on July 16, 1997 the Company issued to Mr. Michael Abboud, an additional 100,000 shares Common Stock as an inducement to make a loan to the Company.

On July 15, 1997, the Company issued to Mr. Steven M. Abboud, 150,000 shares of Common Stock for consideration of $150.00.

On July 15, 1997, the Company issued to Mr. Gene J. Abboud, 150,000 shares of Common Stock for consideration of $150.00.

On July 15, 1997, the Company issued to Ms. Brenda J. Abboud, 50,000 shares of Common Stock for consideration of $50.00.

On July 15, 1997, the Company issued to Mr. Michael S. Luther, 50,000 shares of Common Stock for consideration of $50.00.

On July 15, 1997, the Company issued to Mr. Christopher P. Murray, 50,000 shares of Common Stock for consideration of $50.00.

Between July 30, 1997 and August 28, 1997, as Masadi Resources, Inc., the Company issued to twenty-one (21) individuals an aggregate of 1,450,000(1) shares of its $.001 par value common stock at $.10 per share by virtue of Rule 504 of Regulation D offering promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended, for a total consideration of $145,000 in cash.

On December 1, 1997, the Company issued 1,375,000 shares of the Company's $.001 par value Common Stock to Mark Darnell for 1,500 shares (100%) of the issued and outstanding shares in BSW(3) as it related to the Agreement of Purchase and Sale between the Company and Beverage Source Worldwide.

Between December 19, 1997 and March 16, 1998, as Masadi Resources, Inc., the Company issued to twenty (20) individuals an aggregate of 159,500(1) shares of its $.001 par value common stock at $4.00 per share by virtue of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended, for a total consideration of $638,000 in cash.

On June 30, 1998, the Company pursuant to an Agreement of Purchase and Sale, issued to Interactive Gaming & Wagering, NV, 5,134,500 shares of the Company's $.001 par value common stock in exchange of 30,000 shares of Interactive Gaming & Wagering.

On March 19, 1999, the Company ended the exercise period of the warrants issued in the Private Placement Offering dated, December 10, 1997. The Company as a result, issued 4,499(2), shares of its $.001 par value common stock at $14.00 per share for a total consideration of $62,986.

Between August 26, 1998 and August 19, 1999, the Company issued to twenty-one
(21) individuals an aggregate of 83,625 shares of its $.001 par value common stock at an average price of $5.72 per share in transactions exempt from registration by reason of Section 4(2) of the Securities Act of 1933, as amended for a total consideration of $478,403 in cash.

(1) Does not reflect the one (1) for seven (7) reverse stock split effective as of August 19, 1998 or the three (3) for one (1) forward stock split effective as of August 23, 1999.

(2) Represents the amount of stock after the one (1) for seven (7) reverse stock split, effective as of August 19, 1998, but does not reflect the three for one forward stock split effective as of August 23, 1999.

(3) On May 5, 1998, the Company filed a Complaint in the Superior Court of California, County of San Diego, alleging that from the closing of the Agreement of Purchase, officers and directors of Beverage Source Worldwide, Inc., had breached their respective duties, obligations and agreements with the Company, the Company therefore, rescinded the 1,375,000 shares of stock issued to Mark Darnell.

ITEM 11.   DESCRIPTION OF SECURITIES

11:1 Common Stock

The authorized capital stock of the Company consists of 100,000,000 shares of $.001 par value Common Stock. All shares have equal voting rights and are non-assessable. Voting rights are not cumulative, and therefore, the holders of more than fifty percent (50%) of the Common Stock of the Company could, if they chose to do so, elect all the Directors.

Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Holders of Common Stock are entitled to share equally in dividends when, and if declared by the Board of Directors of the Company, out of funds legally available thereof. The Company has not paid any cash dividends on its Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

As of the date hereof, the Company had outstanding 9,684,437 shares of common stock.

11:2 Preferred Stock

The Company is authorized to issue 25,000,000 shares of Preferred Stock, no par value, of which there have been no shares issued or outstanding as of the date hereof.

In general, any of the Company's Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors. This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists therefore, that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the
authority to issue these shares without shareholder approval.   The issuance of
Preferred Stock may have the effect of delaying or preventing change in control of the Company without any further action by shareholders.

11:3 Dividends

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Colorado law, a company is prohibited from paying dividends if the company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the company's total liabilities and preferences to preferred
shareholders exceed total assets.   Any payment of cash dividends of the Common
Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a pleas of nolo contenders or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (a) or (b) of this Article VII or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under (a) or (b) of this Article VII (unless ordered by a court) and as distinguished from (c) of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has meet the applicable standard of conduct set forth in (a) or (b) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs.

Expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in Section
(d) of this Article, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

The board of directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

ITEM 13.   FINANCIAL STATEMENTS

/Letterhead/
                            Schvaneveldt & Company
                          Certified Public Accountant
                       275 East South Temple, Suite #300
                          Salt Lake City, Utah 84111
                                (801) 521-2392

Darrell T. Schvaneveldt, C.P.A.


Independent Auditors Report

Board of Directors
Global Entertainment Holdings/Equities, Inc.

I have audited the accompanying consolidated balance sheets of Global Entertainment Holdings/Equities, Inc., as of June 30, 1999, December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period ended June 30, 1999 and the years then ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Global Entertainment Holdings/Equities, Inc., as of June 30, 1999, December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for the period ended June 30, 1999 and the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.



/S/ Schvaneveldt & Company
Salt Lake City, Utah
September 16, 1999


                   Global Entertainment Holdings/Equities, Inc.
                            Consolidated Balance Sheets
                    June 30, 1999, December 31, 1998 and 1997

                                                         June           December       December
                                                       30, 1999         31, 1998       31, 1997
			Assets
Current Assets
    Cash & Cash Equivalents (Note #2)                $   232,571     $   122,422     $  129,476
    License Fees Receivable (Note #4)                  1,384,507         962,249            -0-
    Prepaid Expenses                                     123,138           3,484            -0-
    Loan Receivable - Related Party (Note #7)                -0-             -0-        125,000
    Interest Receivable                                      840             -0-            -0-
    Employee Accounts Receivable                          44,500             -0-            -0-

         Total Current Assets                          1,785,556       1,088,155        254,476


Property & Equipment (Note #6)
    Automobile - Net                                      41,128             -0-            -0-
    Package Software - Net                                 7,296           4,859            -0-
    Office Improvements - Net                             24,090           1,970            -0-
    Computer Equipment - Net                             549,309          40,664            -0-
    Furniture & Fixtures - Net                            66,330          15,430            -0-

         Total Property & Equipment                      688,153          62,923            -0-

Other Assets
    Cash in Escrow - Restricted                            6,348             -0-            -0-
    Website Development and Design- Net                   79,141             -0-            -0-
    Security Deposit                                      18,893          13,626            -0-
    Software Design & Development - Net (Note #4)        154,408         216,798            -0-
    Receivable BSW - Net (Note #3)                        50,000          50,000            -0-
    Notes Receivable - BSW                                   -0-             -0-        200,000
    Investment - BSW (Note #3)                               -0-             -0-          1,375

         Total Other Assets                              308,790         280,424        201,375

         Total Assets                                $ 2,782,499     $ 1,431,502     $  455,851

      The accompanying notes are an integral part of these financial statements

                   Global Entertainment Holdings/Equities, Inc.
                            Consolidated Balance Sheets -Continued-
                     June 30, 1999, December 31, 1998 and 1997

                                                         June           December       December
                                                       30, 1999         31, 1998       31, 1997
      Liabilities & Stockholders' Equity
Current Liabilities
    Accounts Payable                                   $ 101,425     $    23,844     $      -0-
    Accrued Expenses                                       6,328             -0-            -0-
    Accrual Interest                                       9,805          12,565            -0-
    Accrued Wages                                         13,350          17,800            -0-
    Current Portion - Capital Leases (Note #7)            20,500           9,558            -0-
    Current Portion - Notes Payable (Note#7)              50,000          50,000            -0-
    Loans - Related Entities (Notes #7 & #13)            115,000         115,000        250,000
    Note Payable - Line of Credit                          4,101             -0-            -0-
    Income Taxes Payable                                  58,140             -0-            -0-

         Total Current Liabilities                       378,649         228,767        250,000

Long Term Liabilities
    Capital Lease Payable (Note #7)                       55,277          13,026            -0-
    Notes Payable (Note #7)                              430,000         205,000            -0-
    Less Current Portion (Note #7)                    ( 155,000)      ( 164,558)            -0-

         Net Long Term Liabilities                       330,277          53,468            -0-

         Total Liabilities                               708,926         282,235        250,000

Stockholders' Equity
    Preferred Stock, 25,000,000 Shares Authorized,
      at $.001 Par Value, None Issued
    Common Stock 100,000,000 Shares Authorized,
      Par Value of $.001; 9,621,441; 9,455,682
      & 891,963 Shares Issued & Outstanding
      Respectively Retroactively Restated                  9,624           9,456            891
    Paid In Capital                                    1,970,719       1,450,313        236,883
    Retained Earnings (Deficit)                           93,230     (  310,502)     (  31,923)

         Net Stockholders' Equity                      2,073,573       1,149,267        205,851

         Total Liabilities &
         Stockholders' Equity                        $ 2,782,499     $ 1,431,502     $  455,851


     The accompanying notes are an integral part of these financial statements


                                       F-2


                   Global Entertainment Holdings/Equities, Inc.
                      Consolidated Statement of Operations
                For the Period January 1, 1999 to June 30, 1999 and
                    the Years Ended December 31, 1998 and 1997

                                                         June           December       December
                                                       30, 1999         31, 1998       31, 1997
Revenues
    License Fees                                     $ 1,227,498     $   962,018     $      -0-
    Hosting Income                                           -0-             600            -0-
    Miscellaneous Income                                  21,470          17,945            -0-
         Total Revenues                                1,248,968         980,563            -0-
Expenses
    Amortization                                          63,390         110,592            -0-
    Depreciation                                          72,585          35,299            -0-
    Rents                                                 83,567          78,855          1,041
    Professional Fees                                     70,739          61,864         30,042
    Travel                                                37,436          47,551            -0-
    Administrative Expenses                              202,467         153,103          1,865
    Management Consulting                                245,580         148,116            -0-

         Total Expenses                                  775,764         635,380         32,948

    Income from Operations                               473,204         345,183     (  32,948)

Other Income (Expenses)
    Provisions for Income Tax                        (   58,140)             -0-            -0-
    Interest (Expense)                               (   12,906)     (   21,220)     (     500)
    Interest Income                                        1,574             782          1,525
    Write Off Impaired Asset (Note #3)                       -0-     (  607,844)            -0-
    Forgiveness of Debt                                      -0-           4,520            -0-

         Total Other Income (Expenses)               (   69,472)     (  623,762)          1,025

         Net Profit (Loss)                           $   403,732     ($ 278,579)     ($ 31,923)

         Basic Earnings (Loss) Per Share                     .05     ($     .03)     ($    .04)

         Diluted Earnings Per Share                  $       .04             N/A            N/A

         Weighted Average Shares Outstanding
         retroactively restated                        9,531,057       7,855,533        799,998

         Weighted Average Shares &
         Options Outstanding                          10,133,062             -0-            -0-


      The accompanying notes are an integral part of these financial statements


                                        F-3


                   Global Entertainment Holdings/Equities, Inc.
                        Statement of Stockholders' Equity
                  For the Period July 10, 1997 to June 30, 1999

                                                 Common Stock              Paid In       Retained
                                            Shares          Amount         Capital       Earnings
Balance, July 10, 1997                         -0-       $     -0-       $     -0-      $     -0-

Shares Issued to Incorporators for
Cash at $.002 Retroactively Restated       257,142             257             343

Shares Issued for Cash at $0.22 Per
Share Retroactively Restated               621,429             621         134,379

Shares Issued for Cash at $9.33 Per
Share Retroactively Restated                13,392              13         124,987

Cost of Shares Sold                                                      ( 22,826)

Net Loss for the Year Ended
December 31, 1997                                                                       ( 31,923)

Balance, December 31, 1997                 891,963             891         236,883      ( 31,923)

Shares Issued for Cash at $9.38 Per
Share Retroactively Restated                54,693              54         512,946

Shares Issued for Cash at $0.22 Per
Share Retroactively Restated               720,000             720         159,280

Shares Issued to Acquire Interactive
Gaming & Wagering, NV. (Note #8)         5,134,500           5,135         143,752

Shares Issued for Cash at $0.61 Per
Share                                      107,670             108          65,695

Shares Issued to Original Shareholders
at $.001 Per Share                       1,423,500           1,424       (    950)

Shares Issued for Cash at $0.42 Per
Share                                       45,000              45          18,705

Shares Issued for Program Services at
$0.25 Per Share                            888,696             889         221,475

Shares Issued for Cash at $1.67 Per
Share                                       51,000              51          84,949


     The accompanying notes are an integral part of these financial statements


                                        F-4


                   Global Entertainment Holdings/Equities, Inc.
                   Statement of Stockholders' Equity -Continued-
                   For the Period July 10, 1997 to June 30, 1999

                                                 Common Stock              Paid In       Retained
                                            Shares          Amount         Capital       Earnings
Shares Issued for Services at $0.33
Per Share                                    8,160               8           2,715

Shares Issued for Director Fees at
$.001 Per Share                            115,500             116       (     77)

Shares Issued for Program Services
at $0.33 Per Share                          15,000              15           4,940

Net Loss for the Year Ended
December 31, 1998                                                                       (278,579)

Balance, December 31, 1998               9,455,682           9,456       1,450,313      (310,502)

Shares Returned & Canceled             (   22,839)       (     22)              22

Shares Returned by Terminated
Employee                               (    9,999)       (      9)               9

Shares Issued for Cash at $2.25
Per Share                                   30,000              30          67,470

Shares Issued for Cash at $2.50
Per Share                                    9,000               9          22,491

Shares Issued for Cash at $4.66
Per Share                                   13,497              13          62,972

Shares Issued for Cash at $2.66
Per Share                                   89,100              90         237,510

Shares Issued for Services
Rendered  at $3.33 Per Share                39,000              39         129,944

Shares Issued for Services
Rendered at $0.001 Per Share                18,000              18     (      12 )

Net Profit for Period Ended
June 30, 1999                                                                             403,732

Balance, June 30, 1999                   9,621,441       $   9,624     $ 1,970,719     $   93,230


      The accompanying notes are an integral part of these financial statements


                                        F-5


                   Global Entertainment Holdings/Equities, Inc.
                             Statements of Cash Flows
               For the Period January 1, 1999 to June 30, 1999 and
                    the Years Ended December 31, 1998 and 1997

                                                            June          December       December
                                                          30, 1999        31, 1998       31, 1997
Cash Flows from Operating Activities
    Net Income (Loss)                                  $   403,732   ($   278,579)   ($   31,923)
    Adjustment to Reconcile Net Income (Loss) to
      Net Cash Provided by Operating Activities;
        Amortization                                        63,390         110,592            -0-
        Depreciation                                        72,585          35,299            -0-
        Write off of Impaired Asset                            -0-         670,844            -0-
        Forgiveness of Debt                                    -0-    (     4,520)            -0-
        Non Cash Expenses                                   10,833           8,191            -0-
        Rounding                                               -0-               1    (        1)
    Change in Operating Assets & Liabilities;
      (Increase) Decrease in Fees Receivable           (  422,258)    (   962,249)            -0-
      (Increase) Decrease in Prepaid Expenses          (      487)    (     3,484)            -0-
      (Increase) Decrease in Security Deposits         (    5,267)    (    13,798)            -0-
      Increase in Accounts Payable                          77,581          23,844            -0-
      Increase in Accrued Expenses                           6,328             -0-            -0-
      Increase in Taxes Payable                             58,140             -0-            -0-
      (Decrease) Increase in Accrued Interest          (    2,760)          12,565            -0-
      (Decrease) Increase in Accrued Wages             (    4,450)          17,800            -0-
      Increase in Loan Receivable                              -0-             -0-    (  125,000)
      (Increase) in Interest Receivable                (      840)             -0-            -0-
      (Increase) in Employee Accounts Receivable       (   44,500)             -0-            -0-
      (Increase) in Cash in Escrow Restricted          (    6,348)             -0-            -0-

           Net Cash Provided (Used) in
           Operating Activities                            205,679    (   383,494)    (  156,924)

Cash Flows from Investing Activities
    Purchase of Website Design                         (   85,279)             -0-            -0-
    Purchase of Software Design & Development                  -0-    (   133,784)            -0-
    Purchase of Automobile                             (   43,949)             -0-            -0-
    Purchase of Package Software                       (    2,812)    (     7,289)            -0-
    Purchase of Office Improvements                    (   22,120)    (     1,970)            -0-
    Purchase of Computer Equipment                     (  546,114)    (    67,173)            -0-
    Purchase of Furniture & Fixtures                   (   64,036)    (    21,790)            -0-
    Loan to BSW                                                -0-    (   456,844)    (  201,000)
    Gaming & Wagering NV Purchase
      Acquisition by Stock Issued                              -0-          99,675            -0-
    Net Cash (Used) in Investing Activities            (  764,310)    (   589,175)    (  201,000)


      The accompanying notes are an integral part of these financial statements


                                        F-6


                   Global Entertainment Holdings/Equities, Inc.
                       Statements of Cash Flows -Continued-
               For the Period January 1, 1999 to June 30, 1999 and
                    the Years Ended December 31, 1998 and 1997

                                                            June          December       December
                                                          30, 1999        31, 1998       31, 1997
Cash Flows from Financing Activities

    Increase in Capital Lease Liabilities                   66,414          19,608            -0-
    Payments on Capital Lease Liabilities              (   13,221)   (      6,582)            -0-
    Increase in Loans                                      225,000         110,000        240,000
    Sale of Common Stock                                   390,587         842,553        247,400

        Net Cash Provided by
        Financing Activities                               668,780         965,579        487,400

        Increase (Decrease) in Cash
        & Cash Equivalents                                 110,149   (      7,054)        129,476

        Cash & Cash Equivalents at
        Beginning of Period                                122,422         129,476            -0-

        Cash & Cash Equivalents at
        End of Period                                  $   232,571   $     122,422    $   129,476

Disclosures from Operating Activities

    Interest Expense                                   $    12,906   $      21,220    $       500
    Taxes                                                   58,140             -0-            -0-

Significant Non Cash Transactions

    Issued 5,134,500 Shares to Acquire
       Interactive Gaming & Wagering, NV               $       -0-   $     141,144            -0-

    Issued 1,423,500 Shares to Incorporators                   -0-             474            -0-

    Issued 8,160 Shares for Legal Services                     -0-           2,723            -0-

    Issued 115,500 Shares for Director Fees                    -0-              39            -0-

    Issued 15,000 Shares for Program Services                  -0-           5,000            -0-

    Issued 39,000 shares for prepaid public relations      130,000             -0-            -0-

    Issued 18,000 shares for service                             6             -0-            -0-


      The accompanying notes are an integral part of these financial statements


                                        F-7

                   Global Entertainment Holdings/Equities, Inc.
                           Notes to Financial Statement

NOTE #1 - Organization

The Company was incorporated on July 10, 1997, under the laws of the state of Colorado using the name Masadi Resources, Inc. On February 10, 1998, Articles of Amendment were filed changing the name to International Beverage Corporation. Pursuant to a Merger Agreement dated August 27, 1998, International Beverage Corporation merged with Global Entertainment Holdings/Equities, Inc., and subsequently the surviving corporation became known as Global Entertainment Holdings/Equities, Inc.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the laws of the state of Colorado. The Company currently is engaged in, through its wholly owned subsidiary, Interactive Gaming & Wagering NV., the conception and creation of computer software programs for the gaming and wagering industry.


NOTE #2 - Significant Accounting Policies

A.	The Company uses the accrual method of accounting.
B.	Revenues and directly related expenses are recognized in the period when the services are performed for the customer.
C.	The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D.	Basic Earnings Per Shares are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Share shall be computed by including contingently issuable shares with the weighted average shares outstanding during the period. When inclusion of the contingently issuable shares would have an antidilutive effect upon earnings per share no diluted earnings per share shall be presented.
E.	Consolidation Policies:    The accompanying consolidated financial
        statements include the accounts of the company and its wholly-owned subsidiary. Inter-company transactions and balances have been eliminated in consolidation.
F.	Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the lease of the related assets of the estimated lives of the assets. Depreciation and amortization is computed on the straight line method.
G.	Estimates:   The preparation of the financial statements in conformity
        with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
H.	Foreign Currency: All cash transactions in the Netherland Antilles are conducted from the Antilles Banking Corporation in United States dollars.


      The accompanying notes are an integral part of these financial statements

                   Global Entertainment Holdings/Equities, Inc.
                     Notes to Financial Statement -Continued-

NOTE #3 - Acquisition and Recission of Beverage Source Worldwide, Inc.

Pursuant to an Agreement of Purchase between Masadi Resources, Inc., and Beverage Source Worldwide, Inc., dated November 26, 1997, the Company issued 1,375,000 shares of its $.001 par value common stock in exchange for 1,500 shares of Beverage Sources Worldwide, Inc. At December 31, 1997, the Company had advanced to its subsidiary, Beverage Source Worldwide, Inc., $200,000 and in the early months of 1998 the Company advanced and additional $457,844 to
Beverage Source Worldwide, Inc.   Minutes of an Emergency Meeting of the Board
of Directors of the Company dated April 2, 1998, noted that Beverage Source Worldwide, Inc., was without funds and was currently facing bankruptcy if the Company did not advance substantial working capital funds. On May 5, 1998, the Company filed a Complaint in the Superior Court of California, County of San Diego, alleging that from the closing of the Agreement of Purchase, officers of Beverage Source Worldwide, Inc., have breached their respective duties, obligations and agreements with the Company, secreting and/or attempting to secret the Companies assets, moving, transferring, assigning conveying encumbrances, sequestering, using, disposing of, or shifting, any and all of the assets and property of the Company, wrongfully withdrawing monies from the Corporate bank accounts, misappropriating company funds, co-mingling the operating expenses and cost or International Beverage Corporation or its wholly owned subsidiary Beverage Source Worldwide, Inc., with independent business of the officers and directors named in the suit. Further, that the named defendant officers engaged in an extensive pattern of discussion with various entities for the specific purpose of merging one or all of the said entities, without disclosing to such entities and their representatives that Beverage Source Worldwide, Inc., was a wholly owned subsidiary of the Company. In addition to the above general categories of the complaint there are numerous specific allegations of Malfeasance and Breach of Fiduciary Duty. The complaint specifically intends that service of the summons and complaint serve as notice of rescission of the agreement dated November 26, 1997. The Company believes that such rescission will be validated by the courts.

The recission action taken with the filing of the complaint on May 5, 1998, and the cessation of business activities by Beverage Source Worldwide, Inc., the Company believes its control of Beverage Source Worldwide, Inc., was temporary and that the cessation of business activities by the Officers of Beverage Source Worldwide, Inc., cast significant doubt on the Company, as the parent company, to control the subsidiary.

Further, the Company has made the assessment that the recission of the agreement will be upheld by the courts without adverse effect to the Company and has made provision for impaired assets and collectability losses at approximately 90% of the fair value of the amounts owed the Company by Beverage Source Worldwide, Inc.


      The accompanying notes are an integral part of these financial statements

                   Global Entertainment Holdings/Equities, Inc.
                     Notes to Financial Statement -Continued-

NOTE #4 - Software Development for Licensing & Recognition of Income from Software Licensing

The Company has expensed costs to internally create computer software until such time as technological feasibility was established. Technological feasibility is considered to be established when a detail program design is completed. After the detailed program design has been established the Company has capitalized the costs of its software products it intends to license to the gaming and wagering industry. Software development costs will be amortized on a ratio of the current revenue to anticipated total revenue from the sales of the product or a straight line amortization of the product cost over the estimated three years useful life of the product master. Because the product is subject to rapid technological advances the Company has elected to amortize its computer programs software held for licensing over a three year period.

Revenue from the licensing of software programs is recognized when actual delivery of the products has occurred, the fee is fixed and determinable, and collectability is probable. Fees that Interactive Gaming and Wagering, Inc., may be entitled to that are based upon the Licensees' future sales are referred to as royalties and are not recognized until such time as the Licensee has actually earned revenue through the use of the software and in accordance with the licensing agreement has notified Interactive Gaming and Wagering, Inc., of its sales and has been verified by a representative of Interactive Gaming and Wagering, Inc. Once Interactive Gaming and Wagering, Inc., has been notified that royalties are due from the use of its products and collectability is probable, royalty income is recognized. Revenues earned from efforts expended to assist a purchaser establish a base for operations are known as hosting revenues and are recognized upon receipt of the funds.

The Company does not engage in any gaming or wagering activities that could be construed to be in competition with the activities of the licensing of its software products.

NOTE #5 - Stockholders' Equity

Preferred Stock;

    The Company has 25,000,000 shares of preferred stock $.001 par value authorized. These preferred shares may be issued in one or more series at the discretion of the Board of Directors.

Common Stock;

    The Company has 100,000,000 shares of common stock $.001 par value authorized. Each shareholder of record shall have one vote for each share of common stock outstanding in his or her name on the books of the Corporation. Cumulative voting shall not be allowed. No shareholder shall have pre-emptive or similar rights.


      The accompanying notes are an integral part of these financial statements

                   Global Entertainment Holdings/Equities, Inc.
                     Notes to Financial Statement -Continued-



NOTE #5 - Stockholders' Equity -Continued-

Stock Options;

    The Company will issue to the President of Interactive Gaming & Wagering, NV, Stock Purchase Options, to be assigned at his discretion, which vest according to the following: At year end 1998, if Interactive Gaming and Wagering, Inc., has net earnings of $207,000, a three (3) year option to purchase 225,000 shares of the Company's $.001 non-assessable, par value common stock at a price not less than $1.50 per share. At year end 1999, if Interactive Gaming and Wagering, Inc., has net earnings of $5,666,000, a three (3) year option to purchase 1,800,000 shares of the Company's $.001 non-assessable, par value common stock at a price not less than $1.50 per share. At year end 2000, if Interactive Gaming and Wagering, Inc., has net earnings of $14,959,000, a three (3) year option to purchase 2,475,000 shares of the Company's $.001 non-assessable, par value common stock at a price not less than $1.50 per share. Interactive Gaming & Wagering, NV, met the net earnings requirements and will issue the options for 1998 in 1999.

Stock Split;

    On August 19, 1998 the Company effected a one for seven reverse stock split of its outstanding shares.Effective August 23, 1999, all outstanding common shares of stock were split on a three for one basis. In the financial statements presented at June 30, 1999 retroactive restatement of the outstanding shares on the balance sheet, statement of stockholders' equity, and the shares used to compute basic earnings per share and fully diluted earnings per share has been made.


      The accompanying notes are an integral part of these financial statements

                   Global Entertainment Holdings/Equities, Inc.
                     Notes to Financial Statement -Continued-


NOTE #6 - Property, Equipment and Depreciation

The Company capitalized the purchase of equipment for purchase in excess of $300 per item. Capitalized amounts are depreciated over the estimated useful life of the asset using the straight line method of depreciation. At June 30, 1999 and December 31, 1998, the Company had property and equipment as follows:


Accumulated                                                    Depreciation
Depreciation               Cost          Cost                    Expenses

Assets                     1999          1998    Life        1999         1998         1999          1998

Office Improvements     $  24,090   $   1,970           $     -0-    $     -0-    $     -0-    $      -0-
Computer Equipment        626,933      67,173      3       51,116       26,509       77,625        26,509
Furniture & Fixtures       85,826      21,790      3       13,136        6,360       19,496         6,360
Packages Software          10,101       7,289      3          375        2,430        2,805         2,430
Automobile                 43,949         -0-               2,822          -0-        2,822           -0-
        Totals          $ 790,899   $  98,222           $  67,449    $  35,299    $ 102,748    $   35,299

Software Design for
  Licensing             $ 328,390   $ 327,390           $  63,390    $ 110,592    $ 173,982    $  110,592

Website Design &
  Development              84,279         -0-               5,137          -0-        5,137           -0-


NOTE #7 - Notes Payable

The Company has the following notes payable obligations.                1999           1998          1997

    Note Payable to an Individual, Interest at 10%,
      Due Date July 21, 2000                                       $ 100,000      $ 100,000    $      -0-
    Note #1 to an Officer at 8% Interest, Due on Demand               20,000         20,000           -0-
    Note #2 to an Officer at 8% Interest, Due on Demand               20,000         20,000           -0-
    Note #3 to a Related Party at 8% Interest, Due on Demand          75,000         75,000       115,000
    Note #4 to a Related Party 0% Interest                               -0-            -0-       135,000
    Note #5 to a Related Party 10% Interest, Due August 2000         225,000            -0-           -0-
         Total Notes Payable                                      $  440,000      $ 215,000    $  250,000
         Less Current Portion                                        165,000        165,000       250,000
         Net Long Term Debt                                       $  275,000      $  50,000    $      -0-


      The accompanying notes are an integral part of these financial statements

                   Global Entertainment Holdings/Equities, Inc.
                     Notes to Financial Statement -Continued-


NOTE #7 - Notes Payable - Continued

Following are maturities of long term debt for each of the next five years.

        Year       Notes Payable      Capital Lease
        1999        $   105,000         $  18,044
        2000            325,000            22,338
        2001                -0-            17,556
        2002                -0-            13,454
        2003                -0-             4,385
           Total    $   430,000         $  75,777


During 1997, the Company issued a $125,000 Note Payable to a Stockholder for 25,000 Shares of Restricted Stock. As a result of the restriction the estimated fair value of the stock cannot be determined at December 31, 1997. Management elected to record the Restricted Shares at the same value as the note. The Company intended to sell the securities in 1998 when the restriction period expired in July. If the proceeds of the sale exceeded $196,000, which would be paid to the stockholder, and the Company would keep the excess. As a result of the recission of the Beverage Source Worldwide, Inc., Agreement, (Note #3), the Restricted Shares were returned to the shareholders and the note payable was canceled.

The Company has lease assets as follows;
                                                       Current
      Asset                     Cost      Balance      Portion
      Pentium Computer     $  14,348    $   8,250    $   4,782
      Dell Computer            5,260        4,776        4,776
      Automobile              43,949       42,095        3,922
      Dell Computer           21,085       20,655        7,020
                Total      $  84,642    $  75,777    $  20,500

The Company has computed U.S. federal income taxes on the revenue of its wholly owned foreign subsidiary. Federal taxes are computed on current period revenues net of net operating losses carried forward from proceeding period and credit for foreign taxes. The Company has also recorded $16,369 in taxes due to the Netherland Antilles based on earnings in Curacoa.

      The accompanying notes are an integral part of these financial statements

                   Global Entertainment Holdings/Equities, Inc.
                     Notes to Financial Statement -Continued-

NOTE #8 - Acquisition of Interactive Gaming and Wagering NV

Pursuant to an Agreement of Purchase and Sales date May 1998, the Company issued 5,134,500 shares of its common stock to acquire 30,000 shares, 100% of the issued and outstanding shares of Interactive Gaming and Wagering NV, a Netherlands Antilles Corporation.

Interactive Gaming and Wagering NV, was incorporated in Curacao, Netherlands Antilles, on May 19, 1997, and is engaged in the conception and creation of software programs for the gaming and wagering industry.

The acquisition of Interactive Gaming and Wagering NV, was accounted for using the purchase method of accounting.

NOTE #9 - Income Taxes

The Company has incurred losses that can be carried forward to offset future earnings if all provisions of the Internal Revenue Code are met. These losses are as follows:

                                                   Expiration
            Year of Loss            Amount               Date
            1997                $   31,923               2017
            1998                   278,579               2018

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of the net operating loss carryforward, an evaluation allowance has been made to the full extent of any tax benefit that net operating losses may generate.


      Current Tax Asset Value of Net Operating Loss
        Carryforward at Current Prevailing Tax Rate       1999          1998
          Federal Income Tax                            $     -0-    $ 102,938
          Evaluation Allowance                                -0-    ( 102,938)
             Net Tax Asset                              $     -0-    $      -0-

          Current Income Tax Expense                    $  58,140    $      -0-
          Deferred Income Tax Benefit                         -0-           -0-


      The accompanying notes are an integral part of these financial statements

                   Global Entertainment Holdings/Equities, Inc.
                     Notes to Financial Statement -Continued-

NOTE #10 - Operating Lease Obligations

The Company leases office facilities in Omaha, Nebraska. The lease commenced February 1, 1999 and terminates January 31, 2004. Lease obligations for the term of the lease are as follows;

	Year		Amount
        1999       $    13,000
	2000		15,850
	2001 		16,150
	2002		16,450
	2003 		16,750
        2004             1,400
          Total    $    79,600

The subsidiary leases office facilities in Curacoa, Netherland Antilles. The lease commences January 1, 1999 and terminates December 31, 2002. Lease obligations for the term of the lease are as follows:

	Year 		Amount
        1999       $   102,427
        2000           124,760
        2001           124,760
        2002            69,698
          Total    $   421,645

NOTE #11 - Concentration of Credit Risks

The Company maintains cash balances at several banks. Accounts at institutions within the United States are insured by the Federal Deposit Insurance Corporation up to $100,000. Deposits on occasion may exceed the insured amounts.

Cash deposited in the Antilles Banking Corporation is held in United States dollars and all payments from the account and deposits to the account are made in U.S. dollars. This account is not insured but subject to the provisions of the Netherland Antilles banking regulations.

NOTE #12 - Cash Set Aside for Property Acquisition

An employee of Interactive Gaming and Wagering, NV., imported an automobile from the United States to Curacao. The Company placed in an escrow fund $6,348 for possible custom duties on the employee's auto. Interactive Gaming & Wagering, NV., has requested a waver of such custom duties from the government of Curacoa.


      The accompanying notes are an integral part of these financial statements

                   Global Entertainment Holdings/Equities, Inc.
                     Notes to Financial Statement -Continued-

NOTE #13 - Related Party Transactions

The President of Interactive Gaming & Wagering, N.V., has loaned the Company $20,000. The Company has accrued interest on the loan at 8% interest per annum. The President of Global Entertainment Holdings/Equities, Inc., has loaned the Company $20,000 and interest has been accrued at 8% per annum. A related party of the President of Interactive Gaming & Wagering, NV and of Global Entertainment Holdings/Equities, Inc., has loaned to Interactive Gaming & Wagering, NV $75,000 at 8% interest per annum. This loan is due on demand. In addition this related party has loaned to Global Entertainment Holdings/ Equities, Inc., $225,000 with interest at 10% per annum due August 1, 2000.

NOTE #14 - Litigation

As previously noted in Note #3, the Company has filed suit in the Superior Court of California, County of San Diego. The suit names former officers of International Beverage Corporation and Beverage Source Worldwide and seeks rescission of the acquisition of Beverage Source Worldwide, Inc., and damages in sums and amounts presently unknown, but not less than $1,000,000.

The defendants have filed a counter complaint alleging damage in amounts not less than $1,000,000.

The Company's Counsel has informally indicated that rescission and breach of fiduciary duty present the strongest and most beneficial approvals for the Company to pursue, as these causes of action offer both compensation and punitive or exemplary damage option.

Counsel indicate that rescission is more likely than not to occur and will not present any adverse effect to the Company. No estimate for the award of damages can be made at this time.

NOTE #15 - Subsequent Events

The Company is negotiating to acquire 100% of the issued and outstanding stock of Prevail Online, Inc, a Colorado Corporation, with principle offices in San Francisco, California.

NOTE #16- Year 2000 Computer Compliance

The Company has completed its Year 2000 Compliance review and testing. Systems providing customer services, the Company's critical existing systems are no more than one year old and none of these systems have Year 2000 problems. These systems have been inventoried and a Systems test has been completed. Many of the critical systems have been migrated to new hardware and software platforms to increase reliability and capacities. All newly acquired hardware systems, operating systems, and software are required to have vendor certification for Year 2000 compliance. Additionally, the Company has tested the existing systems for Year 2000 Compliance. It has been determined that the existing billing and billing presentment systems are Year 2000 compliant. Based on growth, the Company plans to implement new hardware platforms and software systems that should be Year 2000 compliant and therefore costs specifically allocated to Year 2000 compliance may not be significant, and have not been significant to date. The nature of the Company's business makes it dependent on computer hardware, software, and operating systems that are susceptible to Year 2000 issues. Failure to attain at least minimum levels of Year 2000 compliance would have a material adverse effect on the Company's ability to deliver Services. The Company believes that its banking relationships, and transfer agent are Year 2000 Compliant. Should any of these third party vendors not be Year 2000 Compliant, the Company will experience little to no adverse material impact on its cash flow or prohibit its ability to continue operations.


       The accompanying notes are an integral part of these financial statements

ITEM 14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS


ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS


Exhibit No.
Description of Document

2.0  Merger Agreement IBC-Global Entertainment Holdings/Equities, Inc.
2.1  Agreement of Purchase Global Entertainment Holdings/Equities, Inc.-IGW
2.2 Agreement Global Entertainment Holdings/Equities, Inc. and Prevail Online, Inc.

3.0  Masadi Resources, Inc. Articles
3.1  Amendment name change Masadi Resources, Inc. to IBC
3.2  Transfer Masadi Resources, Inc. name and tradename to IBC
3.3  Amendment name change IBC to Global
3.4  Masadi Resources, Inc. Bylaws

4.0  Specimen form of Stock Certificate

10.0  Promissory Note Steven Abboud--$20,000
10.1  Promissory Note Bryan Abboud--$20,000
10.2  Promissory Note Joann Abboud--$75,000
10.3  Promissory Note Joann Abboud--$225,000
10.4  Subscription Agreement James Zilligen
10.5  Promissory Note James Zilligen--$100,000
10.6  Global Entertainment Holdings/Equities, Inc. Lease

21.0  List of Subsidiaries

27.0  Financial Data Schedule

DESCRIPTION OF EXHIBITS

The required exhibits are attached hereto.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 11, 1999

Global Entertainment Holdings/Equities, Inc.

By:/s/Steven M. Abboud